UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Record Full Year 2019 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2020	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Fourth Quarter and Full Year 2019 Results

Rehovot, Israel, February 13, 2020 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year 2019.

Fourth Quarter 2019 Highlights:

•	Quarterly revenue of $64.6 million, exceeding guidance of $56 million to $62 million.

•	GAAP net income of $12.4 million, or $0.43 per diluted share, exceeding guidance of $0.32 to $0.42 per share.

•	Non-GAAP net income of $14.6 million, or $0.51 per diluted share, exceeding guidance of $0.40 to $0.50 per share.

•	Accelerated deliveries to leading edge Foundry to support its most advanced technology nodes.

•	Received initial orders for the new Dimensional Stand-Alone Platform, the NovaPRISM™.

Full Year 2019 Highlights:

•	Full year revenue of $224.9 million.

•	GAAP net income of $35.2 million, or $1.23 per diluted share.

•	Non-GAAP net income of $45.5 million, or $1.59 per diluted share.

•	Balanced products revenue mix. Foundry and Memory contributing approximately 50% each.

GAAP Results ($K)
	Q4 2019	Q3 2019	Q4 2018	FY 2019	FY 2018
Revenues	$64,625	$52,507	$63,072	$224,909	$251,134
Net Income	$12,385	$8,562	$15,152	$35,171	$54,375
Earnings per Diluted Share	$0.43	$0.30	$0.53	$1.23	$1.89
NON-GAAP Results ($K)
	Q4 2019	Q3 2019	Q4 2018	FY 2019	FY 2018
Net Income	$14,561	$11,507	$16,914	$45,523	$60,766
Earnings per Diluted Share	$0.51	$0.40	$0.59	$1.59	$2.11

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

“Nova reported strong results for the fourth quarter, demonstrating the meaningful value our differentiated portfolio brings to our customers. Our sound performance drove revenue and profitability to exceed the company’s guidance and propelled our quarterly revenue to a new record high,” commented Eitan Oppenhaim, President and Chief Executive Officer. “This was an excellent conclusion to a volatile year during which we continued to strengthen our position and expand our unique portfolio to support our long-term growth. As we enter a new calendar year, we are excited by multiple opportunities associated with the technology enhancements our customers implement. Following our major investment in new products’ development, we believe that Nova is well positioned to capitalize on these opportunities in 2020.”

2020 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2020. Based on current estimates, management expects:

•	$50 million to $60 million in revenue

•	$0.18 to $0.34 in diluted GAAP EPS

•	$0.26 to $0.42 in diluted non-GAAP EPS

2019 Fourth Quarter Results

Total revenues for the fourth quarter of 2019 were $64.6 million, an increase of 23% compared to the third quarter of 2019 and increase of 2% compared to the fourth quarter of 2018.

Gross margin for the fourth quarter of 2019 was 54%, compared to a gross margin of 52% in the third quarter of 2019, and compared to the gross margin of 57% in the fourth quarter of 2018.

Operating expenses in the fourth quarter of 2019 were $20.1 million, compared with $21.0 in the third quarter of 2019 and compared with $20.7 million in the fourth quarter of 2018.

On a GAAP basis, the company reported net income of $12.4 million, or $0.43 per diluted share, in the fourth quarter of 2019. This is compared with $8.6 million, or $0.30 per diluted share, in the third quarter of 2019, and compared with net income of $15.2 million, or $0.53 per diluted share, in the fourth quarter of 2018.

On a non-GAAP basis, which exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the company reported net income of $14.6 million, or $0.51 per diluted share, in the fourth quarter of 2019. This is compared with net income of $11.5 million, or $0.40 per diluted share, in the third quarter of 2019, and compared with net income of $16.9 million, or $0.59 per diluted share, in the fourth quarter of 2018.

2019 Full Year Results

Total revenues for 2019 were $224.9 million, a decrease of 10% compared to total revenues of $251.1 million for 2018.

Gross margin in 2019 was 54%, compared with gross margin of 58% in 2018.

Operating expenses in 2019 were $85.4 million, compared with operating expenses of $84.8 in 2018.

On a GAAP basis, the company reported net income of $35.2 million, or $1.23 per diluted share, in 2019. This is compared with a net income of $54.4 million, or $1.89 per diluted share, in 2018.

On a non-GAAP basis, which exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the company reported net income of $45.5 million, or $1.59 per diluted share, in 2019. This is compared with net income of $60.8 million, or $2.11 per diluted share, in 2018.

Conference Call Information

Nova will host a conference call today, February 13, 2020, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-394-8218 ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-701-0225

At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 7996016

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from February 13, 2020 at 12 p.m. Eastern Time to February 20, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE 1-844-512-2921
TOLL/INTERNATIONAL 1-412-317-6671

Replay Pin Number: 7996016

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high- precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on February 28, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
ASSETS	2019	2018
Current assets
Cash and cash equivalents	31,748	22,877
Short-term interest-bearing bank deposits	157,346	152,951
Trade accounts receivable	51,603	53,531
Inventories	48,362	41,786
Other current assets	17,122	10,961

Total current assets	306,181	282,106

Long-term assets
Long-term interest-bearing bank deposits	2,000	2,000
Deferred tax assets	4,554	3,873
Severance pay funds	1,210	1,394
Property and equipment, net	30,566	13,756
Identifiable intangible assets, net	7,562	10,187
Operating lease right-of-use assets	28,256	-
Goodwill	20,114	20,114

Total long-term assets	94,262	51,324

Total assets	400,443	333,430
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	20,706	19,015
Deferred revenues	2,256	3,984
Operating lease current liabilities	3,382	-
Other current liabilities	21,751	25,079

Total current liabilities	48,095	48,078

Long-term liabilities
Liability for employee severance pay	2,120	2,254
Operating lease long-term liabilities	29,931	-
Other long-term liabilities	5,758	2,358

Total long-term liabilities	37,809	4,612

Shareholders' equity	314,539	280,740

Total liabilities and shareholders’ equity	400,443	333,430

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Revenues:
Products	47,015	48,376	167,200	193,298
Services	17,610	14,696	57,709	57,836
Total revenues	64,625	63,072	224,909	251,134

Cost of revenues:
Products	18,854	18,120	67,300	71,706
Services	11,138	9,242	35,789	34,194
Total cost of revenues	29,992	27,362	103,089	105,900

Gross profit	34,633	35,710	121,820	145,234

Operating expenses:
Research and development expenses, net	9,722	10,490	44,508	45,451
Sales and marketing expenses	7,270	7,303	28,213	27,992
General and administrative expenses	2,502	2,209	10,066	8,735
Amortization of acquired intangible assets	656	654	2,625	2,614
Total operating expenses	20,150	20,656	85,412	84,792

Operating income	14,483	15,054	36,408	60,442

Financing income, net	826	1,178	3,078	2,984

Income before tax on income	15,309	16,232	39,486	63,426

Income tax expenses	2,924	1,080	4,315	9,051

Net income for the period	12,385	15,152	35,171	54,375

Earnings per share:
Basic	0.44	0.54	1.26	1.94
Diluted	0.43	0.53	1.23	1.89

Shares used for calculation of earnings per share:

Basic	27,965	28,026	27,895	28,022
Diluted	28,689	28,655	28,574	28,765

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Cash flows from operating activities:

Net income for the period	12,385	15,152	35,171	54,375

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,086	2,150	10,398	7,684
Amortization of deferred stock-based compensation	1,430	1,245	5,092	4,326
Decrease (increase) in liability for employee termination benefits, net	(2)	(174)	50	(227)
Deferred tax assets, net	73	(1,171)	(681)	(1,916)
Decrease (increase) in trade accounts receivable	(4,549)	(5,460)	1,928	(12,539)
Decrease (increase) in inventories	1,669	(119)	(7,518)	(8,123)
Increase in other current and long-term assets	(1,561)	(4,717)	(6,161)	(3,648)
Increase in trade accounts payable	2,117	1,395	1,691	3,261
Increase (decrease) in other current liabilities and other long-term liabilities	4,292	6,860	2,960	(734)
Decrease in short term deferred revenues	(1,459)	(2,267)	(1,728)	(6,350)

Net cash provided by operating activities	15,481	12,894	41,202	36,109

Cash flow from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(4,430)	*(7,151)	(4,395)	*(31,561)
Additions to property and equipment	(5,648)	(1,899)	(21,269)	(3,678)

Net cash used in investment activities	(10,078)	*(9,050)	(25,664)	*(35,239)

Cash flows from financing activities:
Purchases of treasury shares	-	(4,801)	(7,159)	(4,801)
Shares issued under employee stock-based plans	125	67	492	361

Net cash provided by (used in) financing activities	125	(4,734)	(6,667)	(4,440)

Increase (decrease) in cash and cash equivalents and restricted cash	5,528	*(890)	8,871	*(3,570)
Cash and cash equivalents and restricted cash – beginning of period	28,220	*25,767	24,877	*28,447
Cash and cash equivalents and restricted cash – end of period	33,748	*24,877	33,748	*24,877

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	31,748	22,877	31,748	22,877
Restricted cash included in Long-term interest-bearing bank deposits	2,000	2,000	2,000	2,000
Total cash, cash equivalents, and restricted cash	33,748	24,877	33,748	24,877

*reclassified

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2019	September 30, 2019	December 31, 2018
GAAP gross profit	34,633	27,493	35,710
Stock-based compensation expenses *	269	277	269
Facilities transition costs	-	220	-
Non-GAAP gross profit	34,902	27,990	35,979
GAAP gross margin as a percentage of revenues	54%	52%	57%
Non-GAAP gross margin as a percentage of revenues	54%	53%	57%

GAAP operating income	14,483	6,474	15,054
Stock-based compensation expenses *	1,430	1,364	1,245
Amortization of acquired intangible assets	656	657	654
Facilities transition costs	-	888	-
Non-GAAP operating income	16,569	9,383	16,953
GAAP operating margin as a percentage of revenues	22%	12%	24%
Non-GAAP operating margin as a percentage of revenues	26%	18%	27%

GAAP net income	12,385	8,562	15,152
Stock-based compensation expenses *	1,430	1,364	1,245
Amortization of acquired intangible assets	656	657	654
Facilities transition costs	-	888	-
Revaluation of long-term liabilities	269	362	-
Tax effect of non-GAAP adjustments	(179)	(326)	(137)
Non-GAAP net income	14,561	11,507	16,914

GAAP basic earnings per share	0.44	0.31	0.54
Non-GAAP basic earnings per share	0.52	0.41	0.60

GAAP diluted earnings per share	0.43	0.30	0.53
Non-GAAP diluted earnings per share	0.51	0.40	0.59

Shares used for calculation of earnings per share:
Basic	27,965	27,826	28,026
Diluted	28,689	28,474	28,655

* Stock-based compensation expenses for the three months ended December 31, 2019 included in – Cost of revenues products - 109; Cost of revenues services - 160; Research and development expenses, net – 724; Sales and marketing expenses – 352; General and administrative expenses – 85.

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2019	2018
GAAP gross profit	121,820	145,234
Stock-based compensation expenses (1)	1,003	929
Facilities transition costs (2)	703	-
Non-GAAP gross profit	123,526	146,163
GAAP gross margin as a percentage of revenues	54%	58%
Non-GAAP gross margin as a percentage of revenues	55%	58%

GAAP operating income	36,408	60,442
Stock-based compensation expenses (1)	5,092	4,326
Amortization of acquired intangible assets	2,625	2,614
Facilities transition costs (2)	2,329	-
Non-GAAP operating income	46,454	67,382
GAAP operating margin as a percentage of revenues	16%	24%
Non-GAAP operating margin as a percentage of revenues	21%	27%

GAAP net income	35,171	54,375
Stock-based compensation expenses (1)	5,092	4,326
Amortization of acquired intangible assets	2,625	2,614
Facilities transition costs (2)	2,329	-
Revaluation of long-term liabilities	1,410	-
Tax effect of non-GAAP adjustments	(1,104)	(549)
Non-GAAP net income	45,523	60,766

GAAP basic earnings per share	1.26	1.94
Non-GAAP basic earnings per share	1.63	2.17

GAAP diluted earnings per share	1.23	1.89
Non-GAAP diluted earnings per share	1.59	2.11

Shares used for calculation of earnings per share:
Basic	27,895	28,022
Diluted	28,574	28,765

(1)
Stock-based compensation expenses for the year ended December 31, 2019 included in – Cost of revenues products - 534; Cost of revenues services - 469; Research and development expenses, net – 2,206; Sales and marketing expenses – 1,121; General and administrative expenses – 762.

(2)
Facilities transition costs for the year ended December 31, 2019 included in – Cost of revenues products - 457; Cost of revenues services - 246; Research and development expenses, net – 743; Sales and marketing expenses – 285; General and administrative expenses – 598.